CORRESP	Page 1 of 1
gamer_corresp.htm	9/21/2023 12:31pm EDT

September 25, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:
Nicholas Nalbantian

Erin Jaskot

Patrick Kuhn

Joel Parker

Re:	Gamer Pakistan Inc.
Registration Statement on Form S-1
Filed July 12, 2023
File No. 333-273220

Dear Ladies and Gentlemen:
Gamer Pakistan Inc. (the “Company”) hereby withdraws its request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 PM ET on Monday, September 25, 2023. We and the underwriter will provide a new acceleration request at a later time.
Please direct any questions regarding this filing to Edward T. Swanson, Esq. at 1-310-283-1035.

Very truly yours,

/s/ James Knopf
James Knopf, Chief Executive Officer